THOMAS E. BISSET

DIRECT LINE: 202.383.0118

E-mail: thomas.bisset@sutherland.com

April 29, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

100 F St. NE

Washington, DC 20549

Re:	Post-Effective Amendment No. 17
To the Form N-6 Registration Statement
For EquiTrust Life Variable Account
File No. 333-45813 and 811-08641

Dear Commissioners:

On behalf of EquiTrust Life Insurance Company (the “Company”), on its own behalf and on behalf of EquiTrust Life Variable Account (the “Account”), we have attached for filing Post-Effective Amendment No. 17 (the “Amendment”) to the Account’s registration statement on Form N-6.

The Amendment is being filed pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933 primarily for purposes of responding to comments received from the staff of the Securities and Exchange Commission (the “SEC”) on Post-Effective Amendment No. 16 to the Account’s registration statement. The Amendment also reflects routine and clarifying changes. As counsel who reviewed the Amendment, we represent that the Amendment does not contain disclosures which would render it ineligible to become effective pursuant to paragraph (b).

The following paragraphs provide the Company’s response to oral comments received by counsel to the Company from Mr. Min S. Oh of the SEC staff on April 10, 2009. For the SEC staff’s convenience, each of the staff’s comments is set forth in full below, and then the response follows.

1.

Comment: Please disclose to the staff whether there are any types of guarantees or support agreements with third parties (i.e. agreements pertaining to the capitalization of the Company) to support any of the Company’s guarantees under the Policy or whether

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April 29, 2009

the Company will be primarily responsible for paying out on any guarantees associated with the Policy.

Response: The Company has not entered into any such guarantee or support agreements with third parties. The Company will be primarily responsible for payouts related to any guarantees associated with the Policies.

2.	Comment: Please provide a representation that the Prospectus describes all material features of the Policy; otherwise please describe all material variations in the Prospectus.

Response: The Company has added the following to the first paragraph on the cover page of the Prospectus: “The Prospectus describes all material features of the Policy.”

3.	Front and Back Cover

a.	Comment: Please disclose any name changes or changes of status with respect to the Investment Options listed on the front cover page (Ex: list the former name of Calvert Asset Management Company). In addition, clarify the status of the funds that may not be available under the Policy.

Response: The Amendment discloses any name changes or changes of status with respect to the Investment Options. In addition, the Company has revised the disclosure relating to the status of the funds that may not be available under the Policy as follows: “The following Subaccounts are not available for investment through certain distribution channels: The American Century VP Inflation Protection Bond Fund, VP Mid Cap Value Fund and VP Value Fund.”

b.	Comment: Please confirm compliance with Item 1(b) of Form N-6 regarding the disclosure on the back cover page.

Response: The Company confirms that the disclosure on the back cover page of the Prospectus complies with Item 1(b) of Form N-6.

c.	Comment: Confirm accuracy of the 1940 Act amendment number.

Response: The Company has confirmed the accuracy of the 1940 Act amendment number.

4.	Policy Benefits/Risks Summary

a.	Comment: In the “Policy Benefits/Risks Summary” section, for better grouping of information with regard to the allocations of premiums, please consider adding disclosure regarding the asset allocation program under the caption “Premiums” on page 4 and in the fuller discussion beginning on page 26.

Response: In response to the SEC staff comment, the Amendment adds the

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April 29, 2009

following as the last sentence to the first paragraph under the “POLICY BENEFITS” section on page 26 of the Prospectus, “You may also elect to participate in the asset allocation program and allocate all of your premiums to one of the four available asset allocation model portfolios (see “POLICY BENEFITS – Asset Allocation Program”).” The Summary section already contains a section on the asset allocation program.

b.	Comment: Reconcile the disclosure on free transfer privileges on page 4 with the disclosure in the table on page 8 and page 42.

Response: The Company has reconciled the disclosure on free transfer privileges on page 4 with the disclosure in the table on page 8 and page 42.

5.	Fee Table

a.	Comment: In order to reduce excess narrative in the Transaction Fees table, please only include $25 under the Maximum Guarantee and Current Charge columns for the Transfer Charge. The remaining disclosure may appear in a footnote.

Response: The description of the Maximum Guaranteed Transfer Charge in the Transaction Fees table states “First transfer in a Policy Year is free, $25 for each subsequent transfer.” The description of the Current Guaranteed Transfer Charge in the Transaction Fees table currently states “First twelve transfers in a Policy Year are free, $25 for each subsequent transfer.” The Company believes that the current description of the Maximum Guaranteed and Current Transfer Charge represents a more complete and accurate description of the Charge and one that is more meaningful to Policyowners and prospective Policyowners. The description is also fully consistent with the description of the transfer charge in the Policy. For these reasons, the Company respectfully declines to comply with the SEC staff comment.

b.	Comment: In the first Periodic Charges table on page 9 of the Prospectus, please consider reconciling the values for the guaranteed charge for the Policy Loan Interest Charge with footnote 11 to the table as well as the disclosure in the third bullet under “Loans” on page 4.

Response: In response to the SEC Staff comment, the Company has modified the disclosure for the Policy Loan Interest Spread in the Maximum Guaranteed Charge Column.

c.	Comment: Please note that net expenses may only appear in the Annual

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Investment Option Operating Expenses table if contractual waivers will be in effect for at least one year.

Response: The Company acknowledges the SEC staff comment.

i.	Comment: Disclose the end date for the applicable contractual fee waiver and expense reimbursement arrangements.

Response: In response to the SEC staff comment, footnote 24 to the Annual Investment Option Operating Expenses table has been revised to reflect that the contractual fee waiver or reimbursement arrangements in place will continue until at least April 30, 2010.

ii.	Comment: Please reduce the size of the table in footnote 23 to match the size of the other footnote text.

Response: The Company has complied with the SEC staff comment.

d.	Comment: Please reverse the presentation of the surrender charges in the Transaction Fee Table so that the maximum charge precedes the minimum charge in accordance with Instruction 3(b) to Item 3 of Form N-6.

Response: General Instruction 1(f) of Item 3 to Form N-6 provides that a Registrant “may disclose the current charge, in addition to the maximum charge, if the disclosure of the current charge is no more prominent than, and does not obscure or impede understanding of, the disclosure of the maximum charge.” The Company respectfully submits that the present format of the disclosure (i.e., with the maximum charge appearing immediately below the current charge) is consistent with the requirements of Form N-6, as it does not in any way make disclosure of the current charge more prominent than disclosure of the maximum charge, nor does it obscure or impede the understanding of, the disclosure of maximum charge.

i.	Comment: Please reverse the presentation of the cost of insurance charge and all optional rider charges so that the maximum charge precedes the minimum charge in accordance with Instruction 3(b) to Item 3 of Form N-6.

Response: Please see the Company’s response to Comment 5.d. above.

e.	Comment: For consistency, please reconcile footnotes 17-20 with footnotes 6, 7, 14, 15, 21, and 22.

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Response: The Company reconciled footnotes 17-20 with footnotes 6, 7, 14, 15, 21, and 22.

6.	Comment: On page 13 under “Variable Account,” the second to last sentence of the second paragraph is not clear. Please disclose the assets that could be transferred to General Account.

Response: The Company added the following as the second to the last sentence in the second paragraph under the “The Variable Account” section on page 13 of the Prospectus, “For example, we may transfer assets attributable to our investment in the Variable Account or fees and charges that have been earned.”

7.	Comment: For more complete disclosure, incorporate Investment Option limitations disclosure in the last sentence of the first paragraph under the “Investment Options” section on page 14 of the Prospectus into the disclosure on page 24 of the Prospectus in the “Allocating Premiums” section.

Response: The Company notes that the Investment Option limitations disclosure referenced in the SEC staff comment is currently set forth in the “Allocating Premiums” section of the Prospectus.

8.	Asset Allocation Program

a.	Comment: Please provide disclosure with respect to how the asset allocation program interacts with other features of the Policy, including transfers, partial withdrawals and asset rebalancing programs. For more comprehensive disclosure, such disclosure should be provided here and in the sections discussing the other Policy features.

Response: Disclosure in the asset allocation and dollar cost averaging sections explain that the two programs are not compatible and cannot be simultaneously elected (pages 35 and 30, respectively). Also, the Prospectus discloses that the policies and procedures intended to limit frequent transfers are not applied to the asset allocation program (page 31).

b.	Comment: In the second paragraph in the “Selecting Asset Allocation Model Portfolios” section on page 34 of the Prospectus, please specify the process by which a Policyowner elects to change to a different model portfolio, including who, if anyone, they consult with in arriving at a decision. Also, which questionnaire is referred to in the last sentence of the paragraph—the original questionnaire or a subsequently administered questionnaire?

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Response: The first paragraph in the “Selecting Asset Allocation Model Portfolios” section on page 34 of the Prospectus states “It is your responsibility to select or change your asset allocation model portfolio and your Investment Options. Your registered representative can provide you with information that may assist you in selecting a model portfolio and Investment Options.” The Amendment also adds the following to the second full paragraph in the “Selecting Asset Allocation Model Portfolios” section on page 34 of the Prospectus, “You may contact your registered representative or our Home Office for copy of the questionnaire.”

The questionnaire referenced in the last full paragraph under the “Selecting Asset Allocation Model Portfolios” section is the original questionnaire and is more fully described in the first paragraph of that section.

c.	Comment: In the paragraph preceding “Note” on page 35 of the Prospectus, specify the process by which a Policyowner chooses to opt-out or not including who, if anyone, they consult with in making this determination. Apply the same to the third paragraph under the “Changes to Asset Allocation Model Portfolio” section on page 35 of the Prospectus in terms of reentering the asset allocation program.

Response: The paragraph preceding “Note” on page 35 of the Prospectus discloses that the Policyowner should contact the Home Office prior to the specified deadline if they wish to opt-out. The Amendment adds the following to the end of the third paragraph under the “Changes to Asset Allocation Model Portfolio” section on page 35 of the Prospectus, “Please contact our Home Office to reenter the asset allocation program.”

d.	Comment: Please confirm whether the brochure referenced in the first paragraph in the “Asset Allocation Program” section on page 33 of the Prospectus contains the same information included in ETIMS’ Form ADV Part II.

Response: The brochure is designed to contain the same information as ETIMS’ Form ADV Part II.

e.	Comment: On page 34 of the Prospectus, in terms of timing, please reconcile the third bullet under “Annual Rebalancing” with the “Changes to Asset Allocation Model Portfolios” section on page 35 of the Prospectus.

Response: The third bullet in the “Annual Rebalancing” section relates to the timing of the rebalancing that automatically occurs to keep a particular Policyowner’s Accumulated Value allocated according to the selected model

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portfolio. In contrast, the “Changes to Asset Allocation Model Portfolios” section addresses situations where ETIMS may need to modify a particular model portfolio to keep the model in line with its stated goals. Accordingly, the Company respectfully declines to comply with the SEC staff comment.

f.	Comment: In the second paragraph under the “Changes to Asset Allocation Model Portfolios” section on page 35 of the Prospectus, please disclose what happens to a Policyowner’s Accumulated Value upon opting-out of the asset allocation program.

Response: The Amendment adds the following disclosure to end of the second paragraph under the “Changes to Asset Allocation Model Portfolios” section on page 35 of the Prospectus, “When your participation in the asset allocation program terminates, your Accumulated Value will remain in the same Subaccounts it was in immediately prior to your opting out of the program until such time as you may request to transfer your Accumulated Value.”

g.	Comment: In the third paragraph under “Overview” section on page 33 of the Prospectus, please clarify that ETIMS has an advisory relationship with each Policyowner with regard to developing and updating the asset allocation program.

Response: The Amendment adds the phrase “will have an advisory relationship with each Policyowner” to the second sentence of the third paragraph under the “Overview” section on page 33 of the Prospectus.

9.	Comment: Include relevant disclosure regarding loan policy spread as a charge.

Response: The Amendment includes relevant disclosure regarding loan policy spread as a charge in the “CHARGES AND DEDUCTIONS” section of the Prospectus.

10.	Declared Interest Option

a.	Comment: Please move the disclosure addressing the investment risks associated with the General Account on page 6 of the SAI to the “THE DECLARED INTEREST OPTION” section on page 44 of the Prospectus.

Response: The Company has complied with the SEC staff comment.

b.	Comment: Please disclose that 1) the General Account is subject to the claims of the other creditors of the Company, and 2) investors ought to consider the financial strength of the Company for payment of guarantees under the Policy.

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Response: The Prospectus discloses in the first paragraph in the “THE DECLARED INTEREST OPTION” section on page 44 that the assets in the General Account are subject to the Company’s general liabilities from business operations. The Amendment adds the following sentence: “Thus, those guarantees are subject to our financial strength and claims paying ability and the risk that we may default on the guarantees.”

11.	Comment: With regard to voting rights, for consistency, please add the last sentence of the third paragraph under the “VOTING RIGHTS” section on page 54 of the Prospectus in the Form N-4 registration statement for EquiTrust Life Annuity Account (File No. 333-46597) to the end of the second paragraph under the “ADDITIONAL INFORMATION—Voting Rights” section on page 54 of the Prospectus.

Response: The Company has complied with the SEC staff comment.

12.	Comment: Please clarify that the “Legal Proceedings” section on page 55 of the Prospectus is current and in compliance with Item 13 of Form N-6.

Response: The Company confirms that the disclosure in the “Legal Proceedings” section of the Prospectus is current and in compliance with Item 13 of Form N-6.

13.	Comment: Please note that there is no table of contents in the SAI.

Response: The Amendment adds a table of contents to the SAI

14.	Comment: Note the absence of Appendix A and Appendix B and consider providing Appendix B in the Prospectus.

Response: The Amendment has added Appendix A and Appendix B to the Prospectus.

15.	Comment: Please provide Tandy representations and written responses to the above comments in a letter filed as correspondence on EDGAR.

Response: The Company has provided the “Tandy” representations requested by the SEC staff in a separate letter filed as correspondence with the Amendment.

16.	Comment: Please also provide written responses to the following comments prior to the effective date of this filing: 1, 2, 5, 6, 8, 9, and 10.

Response: The Company has complied with the SEC staff comment.

U.S. Securities and Exchange Commission

April 29, 2009

*  *  *  *  *

We believe that the Amendment is complete and responds to all SEC staff comments. If you have any questions regarding this letter or the enclosed Amendment, please contact the undersigned at (202) 383-0118. We greatly appreciate the staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/Thomas E. Bisset

Thomas E. Bisset

Attachment

cc:	Sonny Oh
Jennifer Morgan
Sara Tamisiea
Lisa Flanagan